Mail Stop 4561

October 22, 2009

Christopher J. Spencer
Chief Executive Officer
Wizzard Software Corporation
5001 Baum Blvd., Suite 770
Pittsburgh, PA 15213

> **Re: Wizzard Software Corporation**
> **Registration Statement on Form S-3**
> **Filed September 25, 2009**
> **File No. 333-162142**

Dear Mr. Spencer:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   We note that you changed your filing status from accelerated filer to non-accelerated filer at December 31, 2008 and that you filed your Form 10-K for the fiscal year ended December 31, 2008 and all subsequent periodic reports pursuant to the requirements for non-accelerated filers. Exchange Act Rule 12b-2(3)(ii) states that once an issuer becomes an accelerated filer, it remains an accelerated filer unless the issuer determines at the end of a fiscal year that the aggregate worldwide market value of the voting and non-voting common equity held by non-affiliates of the issuer was <u>less than $50 million</u>, as of the last business day of the issuer's most recently completed second fiscal quarter. However, you disclose that your aggregate market value of the company's voting and nonvoting common equity held by non-affiliates as of June 30, 2008 was $69,078,207. Please provide us with your

analysis regarding how you determined that you satisfied the requirements for exiting accelerated filer status.

2. If you determine that you did <u>not</u> meet the requirements to exit the accelerated filer system, it would appear that your Form 10-K for the fiscal year ended December 31, 2008 and the Forms 10-Q for the fiscal quarters ended March 31 and June 30, 2009 were not timely filed given your continued accelerated filer status. To the extent this is true, it would appear that you do not meet the eligibility requirements of General Instruction I.A.3.b to use Form S-3. Please advise.

<u>Cover Page</u>

3. You disclose on page 3 that you are relying on General Instruction I.B.6 of Form S-3 and that you have sold securities during the preceding 12 calendar months. In accordance with Instruction 7 to General Instruction I.B.6, please set forth on the <u>outside front cover</u> of the prospectus the calculation of the aggregate market value of your outstanding voting and non-voting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus.

<u>Item 16. Exhibits, page 12</u>

4. We note that you have not filed the indenture relating to your debt securities. Please note that you must file the indenture as an exhibit before you can seek to accelerate the effective date of the registration statement. Please refer to Interpretations 201.02 and 201.04 of our Compliance and Disclosure Interpretations for the Trust Indenture Act, which are available on our web site at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.

5. We note that the opinion of counsel is based upon and limited to the laws of the State of Colorado, the company's state of incorporation. To the extent that the indenture relating to your debt securities is governed by laws other than the laws of the State of Colorado, please note that counsel must opine as to whether the debt securities will be binding obligations of the company under the laws of the state governing the indenture. Please confirm your understanding.

<u>Item 17. Undertakings, page 12</u>

6. It appears that the undertaking relating to Rule 430A, which you have included in paragraph (c), is not applicable to your transaction. Please remove this undertaking or tell us why you believe the undertaking is appropriate.

7. Please note that the undertaking in Item 512(j) of Regulation S-K is required if you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 for determining the

eligibility of the trustee. Revise your filing to include this undertaking if appropriate or tell us why you believe it is not required.

<u>Signatures</u>

8. The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 to Signatures on Form S-3.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3457. If, thereafter, you require additional assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (801) 355-7126
        Branden T. Burningham, Esq.